As filed with the Securities and Exchange Commission on July 9, 1998

                                                1933 Act File No. 333-57757
                                                1940 Act File No. 811-08271

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     /X/

Pre-Effective Amendment No.                  / 1 /

Post-Effective Amendment No.                 /   /

                                            AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  /X/

Amendment No.                             / 10 /

                         FRANKLIN FLOATING RATE TRUST
              (Exact Name of Registrant as Specified in Charter)

                777 MARINERS ISLAND BLVD. SAN MATEO, CA 94404
                   (Address of Principal Executive Office)

Registrant's Telephone Number, Including Area Code (650) 312-2000

       Harmon E. Burns, 777 Mariners Island Blvd., San Mateo, CA 94404
              (NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS)

With a copy to:
                  Merrill R. Steiner, Esq.
                  Stradley, Ronon, Stevens & Young, LLP
                  2600 One Commerce Square
                  Philadelphia, PA 19103-7098

Approximate Date of Proposed Public offering:  July 10, 1998

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan check the following box. [x]

It is proposed that this filing will become effective (check appropriate box)

     [ ] when declared effective pursuant to section 8 (c)
     [ ] immediately upon filing pursuant to paragraph (b)
     [x] on July 10, 1998 pursuant to paragraph (b)
     [ ] 60 days after filing pursuant to paragraph (a)
     [ ] on (date) pursuant to paragraph (a) of Rule 486

     [ ] This post-effective amendment designates a new effective date for a previously filed registration statement.

     [ ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is _________.

This Registration incorporates a combined prospectus pursuant to Rule 429 which relates to earlier registration statements filed by the Registrant on June 27, 1997, as amended to date (File No. 333-30131) and on May 8, 1998, as amended to date (File No. 333-52119).

       CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

--------------------------------------------------------------------------------
                                           Proposed  Proposed
Title of                                   Maximum   Maximum
Securities                                 Offering  Aggregate     Amount of
Being               Amount Being           Price     Offering      Registration
Registered           Registered            Per Unit  Price         Fee
--------------------------------------------------------------------------------
Common Stock
par value $0.01    (1) 15,000,000 shares   $10.05(3) $150,750,000  $44,471.25(5)
--------------------------------------------------------------------------------
Common Stock,
par value $0.01    (2) 10,000,000 shares   $10.05(4) $100,500,000  $29,647.50(5)
--------------------------------------------------------------------------------

(1)  Currently being registered
(2)  Previously registered
(3) Calculated pursuant to Rule 457(d) based on the net asset value per share of $10.05 as of June 15, 1998
(4) Calculated pursuant to Rule 457(d) based on the net asset value per share of $10.05 as of May 1, 1998
(5)  Fees were paid in previous filings


                         FRANKLIN FLOATING RATE TRUST
                                  PROSPECTUS
                        FORM N-2 CROSS REFERENCE SHEET
                                 PART A - N-2
ITEM
NUMBER       CAPTION                       PROSPECTUS CAPTION

1.     Outside Front Cover             Outside Front Cover of Prospectus

2.     Inside Front and Outside        Not Applicable
       Back Cover Page

3.     Fee Table and Synopsis          Expense Summary; Prospectus Summary

4.     Financial Highlights            Financial Highlights

5.     Plan of Distribution            Outside Front Cover; Prospectus Summary;
                                       How to Buy Common Shares; Description of
                                       Common Shares

6.     Selling Shareholders            Not Applicable

7.     Use of Proceeds                 Use of Proceeds from Sales of Common
                                       Shares; What Kinds of Securities Does
                                       the Fund Purchase?; Prospectus Summary

8.     General Description of the      Prospectus Summary; Information About
       Registrant                      the Fund; What Kinds of Securities Does
                                       the Fund Purchase?; What are the Risks
                                       of Investing in the Fund; Description of Common Shares

9.     Management                      Who Manages the Fund?; Description of
                                       Common Shares

10.    Capital Stock, Long-Term        Dividends and Distributions to
       Debt, and Other Securities      Shareholders; How Taxation Affects the
                                       Fund and its Shareholders; Description
                                       of Common Shares

11.    Defaults and Arrears on         Not Applicable
       Senior Securities

12.    Legal Proceedings               Not Applicable

13.    Table of Contents of the        Table of Contents of Statement of
       Statement of Additional         Additional Information
       Information

                         FRANKLIN FLOATING RATE TRUST
                      STATEMENT OF ADDITIONAL INFORMATION
                        FORM N-2 CROSS REFERENCE SHEET
                                 PART B - N-2
ITEM
NUMBER       CAPTION           SAI CAPTION

14.     Cover Page                    Cover Page

15.     Table of Contents             Table of Contents

16.     General Information and       Not Applicable
        History

17.     Investment Objective and      How Does the Fund Invest its Assets?;
        Policies                      What are the Risks of Investing in the
                                      Fund?; Investment Restrictions

18.     Management                    Officers and Trustees; Investment
                                      Management and Other Services

19.     Control Persons and           Miscellaneous Information
        Principal Holders of
        Securities

20.     Investment Advisory and       Investment Management and Other Services
        Other Services

21.     Brokerage Allocation and      How Does the Fund Buy Securities for its
        Other Practices               Portfolio?

22.     Tax Status                    Additional Information on Distributions
                                      and Taxes

23.     Financial Statements          Financial Statements

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

The Registrant's prospectus dated April 1, 1998, as amended, July 10, 1998, and Supplement dated July 10, 1998, to the Registrant's statement of additional information dated April 1, 1998, as filed with the Securities and Exchange Commission in a Registration Statement under N-2 on June 26, 1998 (File Nos. 333-57757 and 811-08271) is hereby incorporated by reference. The Registrant's statement of additional information as filed with the SEC under 497(c) on April 6, 1998, (File Nos. 333-30131 and 811-08271) is hereby incorporated by reference.


                         FRANKLIN FLOATING RATE TRUST
                                   FORM N-2
                          PART C - OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

      (1)   Included in Part A:
            (a)   Financial Highlights as of January 31, 1998

            Included in Part B:

            (a) The following Financial Statements included in the Statement of Additional Information dated April 1, 1998, as filed with the SEC electronically on Form Type 497 on April 6, 1998 (File Nos. 333-30131 and 811-08271):

                  (i) Report of Independent Accountants dated September 19, 1997; and

                  (ii)   Statement of Assets and Liabilities dated September
                         8, 1997

            (b) The following unaudited Financial Statements for the period ended January 31, 1998, included in the Supplement dated July 10, 1998, to the Registrant's statement of additional information dated April 1, 1998, as filed with the SEC electronically on Form Type N-2 on June 25, 1998, (File Nos. 333-57757 and 811-08271)

                  (i)    Financial Highlights

                  (ii)   Statement of Investments, January 31, 1998

                  (iii)  Statement of Assets and Liabilities, January 31, 1998

                  (iv) Statement of Operations for the period October 10, 1997 (effective date) to January 31, 1998

                  (v) Statement of Changes in Net Assets for the period October 10, 1997 (Effective date) to January 31, 1998

                  (vi) Statement of Cash Flows for the period October 10, 1997 (effective date) to January 31, 1998

                  (vii)  Notes to Financial Statements

      (2)   Exhibits:

            The following exhibits are incorporated by reference, except exhibits (l) and (n), which are attached herewith.

            (a)   (1)  Agreement and Declaration of Trust
                       Filing: Registration Statement on Form N-2
                       File No.  333-30131
                       Filing Date: June 27, 1997

                  (2)  Certificate of Trust
                       Filing: Post-Effective Amendment No. 1
                       Registration Statement on Form N-2
                       File No.  333-30131
                       Filing Date: December 8, 1997

            (b)   By-Laws
                  Filing: Registration Statement on Form N-2
                  File No.  333-30131
                  Filing Date: June 27, 1997

            (c)   Not Applicable

            (d)   Not Applicable

            (e)   Not Applicable

            (f)   Not Applicable

            (g)   (1)   Management Agreement
                        Filing: Post-Effective Amendment No. 3 to
                        Registration Statement on Form 486BPOS
                        File No.  333-30131
                        Filing Date: June 27, 1997

                  (2)   Fund Administration Agreement
                        Filing: Post-Effective Amendment No. 3 to
                        Registration Statement on Form 486BPOS
                        File No.  333-30131
                        Filing Date: June 27, 1997

            (h)   (1)   Distribution Agreement
                        Filing: Post-Effective Amendment No. 3 to
                        Registration Statement on Form 486BPOS
                        File No.  333-30131
                        Filing Date: June 27, 1997

                  (2) Form of Dealer Agreement between Franklin/Templeton Distributors, Inc. and Securities Dealers
                        Filing: Post-Effective Amendment No. 3 to
                        Registration Statement on Form 486BPOS
                        File No.  333-30131
                        Filing Date: June 27, 1997

            (i)   Not Applicable

            (j)    (1)  Custodian Agreement
                        Filing: Registration Statement on Form N-2
                        File No.  333-30131
                        Filing Date: March 6, 1998

                  (2) Amendment dated May 7, 1997 to Master Custody Agreement between Registrant and Bank of New York dated February 16, 1996
                        Filing: Registration Statement on Form N-2
                        File No.  333-30131
                        Filing Date: March 6, 1998

                  (3) Amendment dated October 15, 1997 to Exhibit A in the Master Custody Agreement between Registrant and Bank of New York dated February 16, 1996
                        Filing: Registration Statement on Form N-2
                        File No.  333-30131
                        Filing Date: March 6, 1998

            (k)   Not Applicable

            (l)   Opinion and Consent of Counsel

            (m)   Not Applicable

            (n)   Consent of Independent Accountants

            (o)   Not Applicable

            (p)   Form of Letter of Investment Intent
                  Filing: Post-Effective Amendment No. 3 to
                  Registration Statement on Form 486BPOS
                  File No.  333-30131
                  Filing Date: June 27, 1997

            (q)   Not Applicable

            (r)   Not Applicable

            (s)   Power of Attorney dated May 13, 1997
                  Filing: Registration Statement on Form N-2
                  File No.  333-30131
                  Filing Date: June 27, 1997

ITEM 25.  MARKETING ARRANGEMENTS

      None

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement:

     Securities and Exchange Commission Fees................... $104,421.75
     Printing and Engraving Expenses...........................    8,800.00
     Legal Fees................................................  120,000.00
     Accounting Expenses.......................................    4,000.00
     Blue Sky Filing Fees and Expenses.........................   12,000.00
     National Association of Securities Dealers Fees...........   36,625.00

     Total..................................................... $285,846.75

ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

Not Applicable

ITEM 28.  NUMBER OF HOLDERS OF SECURITIES

120 record holders as of April 30, 1998.

ITEM 29.  INDEMNIFICATION

      Under Article III, Section 7 of Registrant's Agreement and Declaration of Trust, if any shareholder or former shareholder of Registrant (each, a "Shareholder") shall be exposed to liability by reason of a claim or demand relating to his or her being or having been a Shareholder, and not because of his or her acts or omissions, the Shareholder or former Shareholder (or his or her heirs, executors, administrators, or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified out of the assets of the Registrant against all loss and expense arising from such claim or demand.

      Under Article VII, Section 2 of Registrant's Agreement and Declaration of Trust, the Trustees of Registrant (each, a "Trustee," and collectively, the "Trustees") shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, the investment manager or principal underwriter of the Registrant, nor shall any Trustee be responsible for the act or omission of any other Trustee, and the Registrant out of its assets shall indemnify and hold harmless each and every Trustee from and against any and all claims and demands whatsoever arising out of or related to each Trustee's performance of his or her duties as a Trustee of the Registrant; provided that nothing contained in Registrant's Agreement and Declaration of Trust shall indemnify, hold harmless or protect any Trustee from or against any liability to the Registrant or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act") may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

      (a) Franklin Advisers, Inc.

      See "Who Manages the Fund?"

The officers and directors of the Registrant's investment adviser also serve as officers and/or directors for (1) the investment adviser's corporate parent, Franklin Resources, Inc., 777 Mariners Island Blvd., San Mateo, CA 94404 and/or (2) other investment companies in the Franklin Templeton Group of Funds. In addition, Mr. Charles B. Johnson was formerly a director of General Host Corporation, Metro Center, One Station Place, Stamford, CT 06904-2045. For additional information please see Schedules A and D of Form ADV of the Registrant's investment adviser (SEC File 801-26292) incorporated herein by reference, which sets forth the officers and directors of the Registrant's investment adviser and information as to any business, profession, vocation or employment of a substantial nature engaged in by those officers and directors during the past two years.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

The accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are kept by the Registrant or its shareholder services agent, Franklin/Templeton Investor Services, Inc., both of whose address is 777 Mariners Island Blvd., San Mateo, CA 94404.

ITEM 32. MANAGEMENT SERVICES

      Not Applicable

ITEM 33. UNDERTAKINGS

      (1) Registrant undertakes to suspend the offering of its shares until it amends its Prospectus if-

            (a) subsequent to the effective date of this Registration Statement, the net asset value declines more than 10% from its net asset value as of the effective date of the Registration Statement; or

            (b) The net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

      (2)   Registrant undertakes:

            (a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

                        (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

                        (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                        (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (b) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

            (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (3) Registrant further undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.


                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, and the State of California, on the 9th day of July, 1998.

                              FRANKLIN FLOATING RATE TRUST
                                       (Registrant)

                              BY     RUPERT H. JOHNSON, JR.*, PRESIDENT
                                     Rupert H. Johnson, Jr., President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE                       TITLE                    DATE

CHARLES B. JOHNSON*             Trustee &                July 9, 1998
Charles B. Johnson              Chairman of
                                the Board

FRANK H. ABBOTT, III*           Trustee                  July 9, 1998
Frank H. Abbott, III

HARRIS J. ASHTON*               Trustee                  July 9, 1998
Harris J. Ashton

RUPERT H. JOHNSON, JR.*         Trustee                  July 9, 1998
Rupert H. Johnson, Jr.          & Principal Executive
                                Officer

MARTIN L. FLANAGAN*             Principal                July 9, 1998
Martin L. Flanagan              Financial Officer

DIOMEDES LOO-TAM*               Principal                July 9, 1998
Diomedes Loo-Tam                Accounting Officer

S. JOSEPH FORTUNATO*            Trustee                  July 9, 1998
S. Joseph Fortunato

EDITH E. HOLIDAY                Trustee                  July 9, 1998
Edith E. Holiday

FRANK W. T. LAHAYE*             Trustee                  July 9, 1998
Frank W. T. LaHaye

GORDON S. MACKLIN*              Trustee                  July 9, 1998
Gordon S. Macklin


*BY  /s/ Larry L. Greene, Attorney-in-Fact
        (Pursuant to Power of Attorney previously filed)



                         FRANKLIN FLOATING RATE TRUST
                            REGISTRATION STATEMENT
                                EXHIBIT INDEX

Exhibit No.       Description                             Location

EX-99.2(a)(1)     Agreement and Declaration of Trust      *

EX-99.2(a)(2)     Certificate of Trust                    *

EX-99.2(b)        By-Laws                                 *

EX-99.2(g)(1)     Management Agreement                    *

EX-99.2(g)(2)     Fund Administration Agreement           *

EX-99.2(h)(1)     Distribution Agreement                  *

EX-99.2(h)(2)     Form of Dealer Agreement between        *
                  Franklin/Templeton Distributors, Inc.
                  and Securities Dealers

EX-99.2(j)(1)     Custodian Agreement                     *

EX-99.2(j)(2)     Amendment dated May 7, 1997 to Master   *
                  Custody Agreement between Registrant
                  and Bank of New York dated February
                  16, 1996


EX-99.2(j)(3)     Amendment dated October 15, 1997 to     *
                  Exhibit A in the Master Custody
                  Agreement between Registrant and Bank
                  of New York dated February 16, 1996


EX-99.2(l)        Opinion and Consent of Counsel          Attached

EX-99.2(n)        Consent of Independent Accountants      Attached

EX-99.2(p)        Letter of Investment Intent             *

EX-99.2(s)        Power of Attorney dated May 13, 1997    *
*Incorporated by Reference